Exhibit 99.6

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information presents the combination of the financial information of Inpixon and Subsidiaries (the “Company” or “Inpixon”) and Legacy XTI (defined below) adjusted to give effect to the reverse Business Combination and related transactions. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. Defined terms included below have the same meaning as terms defined and included elsewhere in this Form 8-K.

The historical financial information of Legacy XTI was derived from the unaudited financial statements of XTI Aircraft Company (“Legacy XTI”) as of and for the three months ended March 31, 2023 and the audited financial statements of Legacy XTI as of and for the year ended December 31, 2022, included elsewhere in the Form 8-K. The historical financial information of Inpixon was derived from the unaudited condensed consolidated financial statements of Inpixon and subsidiaries as of and for the three months ended March 31, 2023 and the audited consolidated financial statements of Inpixon and subsidiaries as of and for the year ended December 31, 2022. Such unaudited pro forma financial information has been prepared on a basis consistent with the financial statements of Legacy XTI and Inpixon and subsidiaries, respectively.

The Business Combination is anticipated to be accounted for using the acquisition method (as a reverse acquisition), with goodwill and other identifiable intangible assets recorded in accordance with GAAP, as applicable. Under this method of accounting, Inpixon is treated as the “acquired” company for financial reporting purposes. XTI has been determined to be the accounting acquirer because XTI maintains control of the Board of Directors and management of the combined company. For accounting purposes, the acquirer is the entity that has obtained control of another entity and, thus, consummated a business combination. Under the acquisition method of accounting (as a reverse acquisition), Legacy XTI’s assets and liabilities will be recorded at carrying value and the assets and liabilities associated with Inpixon will be recorded at estimated fair value as of the acquisition date. The excess of the purchase price over the estimated fair values of the net assets acquired, if applicable, will be recognized as goodwill. Significant estimates and assumptions were used in determining the preliminary purchase price allocation reflected in the unaudited pro forma condensed combined financial statements. As the unaudited pro forma condensed combined financial statements have been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined balance sheet as of March 31, 2023 combines the historical balance sheets of Legacy XTI and Inpixon on a pro forma basis as if the Business Combination and related transactions had been consummated on March 31, 2023. The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2023 and for the year ended December 31, 2022 give pro forma effect to the Business Combination and related transactions as if they had occurred on January 1, 2022, the beginning of the earliest period presented. Inpixon and XTI had entered into a promissory note agreement prior to the Business Combination. Therefore, Inpixon’s note receivable and XTI’s note payable were eliminated by transaction accounting adjustment G.

These unaudited pro forma condensed combined financial statements are for informational purposes only. They do not purport to indicate the results that would have been obtained had the Business Combination and related transactions actually been completed on the assumed date or for the periods presented, or which may be realized in the future. The pro forma adjustments are based on the information currently available and the assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information.

Description of the Merger Agreement

On July 24, 2023, XTI entered into the Agreement and Plan of Merger, by and among XTI, Inpixon, and Superfly Merger Sub Inc., pursuant to which XTI will combine and merge with Merger Sub, whereupon the separate corporate existence of Merger Sub shall cease, and XTI will be the “Resulting Company”. On the first business day after the Closing Date, it is expected that Inpixon will have completed the divestiture of its Shoom, SAVES, and Game Your Game (“GYG”) lines of business and investment securities, as applicable (the “Solutions Divestiture”). Following the Solutions Divestiture, the Inpixon portion of the Resulting Company will be the Industrial Internet of Things (“IIoT”) business line.

Pursuant to the Agreement and Plan of Merger, each share of Legacy XTI Common Stock issued and outstanding immediately prior to the Closing Date shall automatically be converted into and become the right to receive a number of shares of Inpixon Common Stock determined by multiplying such share by the Exchange Ratio (the “Merger Consideration”). “Exchange Ratio” shall have the meaning set forth in Exhibit A of the Agreement and Plan of Merger. As of the Closing Date, each share of Legacy XTI Common Stock converted as aforesaid shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter only represent the right to receive the Merger Consideration, without interest.

Pursuant to the Agreement and Plan of Merger, each warrant and option outstanding to purchase the common stock of Legacy XTI at the consummation of the Business Combination will cease to represent a right to acquire shares of Legacy XTI common stock and shall be assumed and converted into a warrant or option representing the right to acquire shares of the Resulting Company (“Assumed Warrants and Options”). The Assumed Warrants and Options shall have an exercise price per share equal to (A) the exercise price per share of Legacy XTI common stock otherwise purchasable pursuant to such warrant or option immediately prior to the consummation of the Business Combination divided by (B) the Exchange Ratio.

Pursuant to the Agreement and Plan of Merger, all warrants to purchase Inpixon common stock outstanding immediately prior to the consummation of the Business Combination and equity incentive awards including options and restricted stock awards which are outstanding immediately prior to the consummation of the Business Combination shall remain unaffected by the Business Combination and shall continue to remain outstanding.

Following the consummation of the Business Combination, the holders of the outstanding capital stock of Legacy XTI immediately prior to the closing of the Business Combination will own approximately 59.0% of the outstanding capital stock of the Resulting Company and the holders of the outstanding capital stock of Inpixon immediately prior to the closing of the Business Combination will own approximately 41.0% of the outstanding capital stock of the Resulting Company.

Prior to the consummation of the Business Combination, Inpixon intends to raise additional funds through the issuance of equity securities. Inpixon has previously executed agreements related to an at-the-market (“ATM”) offering and certain warrant financing agreements in place that Inpixon believes can be utilized for financing. However, there is no commitment in place at the time these unaudited condensed pro forma financial statements were prepared, and the amount of funds and number of securities issued for additional fundraising is uncertain. Capital raised under these agreements are subject to terms underlying each specific agreement. As such, there is no adjustment included in these pro forma financial statements in relation to the expected future financing events. Inpixon anticipates having a cash and cash equivalents balance of approximately $10,000 thousand when the Business Combination is consummated.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF MARCH 31, 2023

(in thousands, except share and per share amounts)

	INPX (Historical)	Pro Forma Adjustments for Divestiture of Shoom, SAVES, and Game Your Game	Pro Forma Adjustments for Subsequent Inpixon Equity Transactions		INPX Pro Forma As Adjusted	XTI (Historical)	Subsequent Financing Transactions of XTI		Transaction Accounting Adjustments		Autonomous Adjustments		Pro Forma Combined
		Note 1
ASSETS
Current assets:
Cash and cash equivalents	$15,254	$(795)	$1,500	A	$21,554	$374	$450	D	$(558)	F	$(2,075)	O	$3,057
			5,595	B			180	E	(16,868)	H
Accounts receivable, net of allowances	2,999	(1,509)	—		1,490	—	—		—		—		1,490
Notes and other receivables	430	(2)	—		428	127	—		(302)	G	—		253
Inventory	2,179	(428)	—		1,751	—	—		—		—		1,751
Prepaid expenses and other current assets	2,797	(106)	—		2,691	23	—		—		—		2,714
Total current assets	23,659	(2,840)	7,095		27,914	524	630		(17,728)		(2,075)		9,265

Property and equipment, net	1,052	(687)	—		365	17	—		—		—		382
Operating lease right-of-use asset, net	484	—	—		484	—	—		—		—		484
Software development costs, net	1,313	(776)	—		537	—	—		(537)	J	—		—
Investment in equity securities	364	(364)	—		—		—		—		—		—
Long-term investment	50	—	—		50	—	—		—		—		50
Intangible assets, net	2,810	—	—		2,810	273	—		4,713	J	—		7,796
Goodwill	—	—	—		—	—	—		5,536	J	—		5,536
Other assets	175	(19)	—		156	—	—		—		—		156
Total Assets	$29,907	$(4,686)	$7,095		$32,316	$814	630		$(8,016)		$(2,075)		$23,669

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$1,767	$(414)	$—		$1,353	$1,707	—		$—		$—		$3,060
Accrued liabilities	5,112	(1,009)	—		4,103	1,803	—		(51)	F	(2,075)	O	5,376
									(2)	G
									2,164	H
									(566)	K
Related party payables	—	—	—		—	397	—		—		—		397
Customer deposits	—	—	—		—	1,350	—		—		—		1,350
Convertible and promissory notes - related party, net of unamortized discounts of $28,789 as of March 31, 2023	—	—	—		—	1,748	450	D	(1,007)	F	—		125
									(1,066)	K
Promissory note - 2023	—	—	—		—	300	—		(300)	G	—		—
Warrant liability	—	—	1,500	A	1,500	333	—		—		—		1,833
Xeriant liability	—	—	—		—	5,413	—		(5,413)	L	—		—
Operating lease obligation, current	199	—	—		199	—	—		—		—		199
Deferred revenue	1,382	(754)	—		628	—	—		—		—		628
Short-term debt	14,971	—	(2,271)	C	12,700	—	—		(1,203)	M	—		11,497
Total current liabilities	23,431	(2,177)	(771)		20,483	13,051	450		(7,444)		(2,075)		24,465
Operating lease obligation, noncurrent	297	—	—		297	—	—		—		—		297
SBA loan	—	—	—		—	64	—		—				64
Convertible and promissory notes - related party, net of unamortized discounts and loan costs of $812,828 as of March 31, 2023	—	—	—		—	4,067	—		(2,812)	K			1,255
Total Liabilities	23,728	(2,177)	(771)		20,780	17,182	450		(10,256)		(2,075)		26,081

Stockholders’ Equity (Deficit)
Series 4 Convertible Preferred Stock	—	—	—		—	—	—		—		—		—
Series 5 Convertible Preferred Stock	—	—	—		—	—	—		—		—		—
Common Stock	16	—	19	B	44	35	—	E	—	F	—		125
			9	C					7	I
									39	J
									—	K
									—	L
									—	M
Additional paid-in capital	339,148	(4,015)	5,576	B	342,971	18,019	180	E	500	F	—		36,131
			2,262	C					993	I
									(339,674)	J
									4,444	K
									5,413	L
									1,203	M
									2,082	N
Treasury stock	(695)	—	—		(695)	—	—		695	J	—		—
Accumulated other comprehensive (loss) income	(198)	—	—		(198)	—	—		198	J	—		—
Accumulated deficit	(330,586)	—	—		(330,586)	(34,422)	—		(19,032)	H	—		(38,668)
									(1,000)	I
									348,454	J
									(2,082)	N
Stockholders’ Equity Attributable to Inpixon	7,685	(4,015)	7,866		11,536	(16,368)	180		2,240		—		(2,412)

Non-controlling Interest	(1,506)	1,506	—		—	—	—		—		—		—

Total stockholders’ equity (deficit)	6,179	(2,509)	7,866		11,536	(16,368)	180		2,240		—		(2,412)
Total Liabilities and Stockholder’s Equity	$29,907	$(4,686)	$7,095		$32,316	$814	$630		$(8,016)		$(2,075)		$23,669

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2023

(in thousands, except share and per share amounts)

	INPX (Historical)	Pro Forma Adjustments for Divestiture of Shoom, SAVES, and Game Your Game	Spin-Off of CXApp	INPX Pro Forma As Adjusted	XTI (Historical)	Transaction Accounting Adjustments		Autonomous Entity Adjustments		Pro Forma Combined
		Note 1	Note 2
Revenues	$3,104	$(1,197)	$—	$1,907	$—	$—		$—		$1,907
Cost of revenues	791	(176)	—	615	—	—		—		615
Gross profit	2,313	(1,021)	—	1,292	—	—		—		1,292

Operating expenses:
Research and development	1,983	(818)	—	1,165	435	—		—		1,600
Sales and marketing	1,115	(521)	—	594	135	—		—		729
General and administrative	5,613	(371)	—	5,242	724	—		(560)	AA	5,406
Acquisition-related costs	164	—	—	164	—	—		—		164
Impairment of goodwill	1,400	—	—	1,400	—	—		—		1,400
Amortization of intangibles	220	—	—	220	—	78	BB	—		298
Total operating expenses	10,495	(1,710)	—	8,785	1,294	78		(560)		9,597

Loss from operations	(8,182)	689	—	(7,493)	(1,294)	(78)		560		(8,305)

Other income (expense):
Interest income (expense), net	(1,725)	61	—	(1,664)	(233)	—		—		(1,897)
Loan cost amortization			—	—	(22)	—		—		(22)
Change in value of Xeriant obligation			—	—	(26)	26	DD	—		—
Other (expense) income	29	—	—	29	—	—		—		29
Unrealized gain/(loss) on equity securities	34	—	—	34	—	—		—		34
Total other income (expense)	(1,662)	61	—	(1,601)	(281)	26		—		(1,856)

Net Loss from continuing operations, before tax	(9,844)	750	—	(9,094)	(1,575)	(52)		560		(10,161)
Income tax provision	(2,478)	—	—	(2,478)	—	—		—		(2,478)
Net Loss from continuing operations	(12,322)	750	—	(11,572)	(1,575)	(52)		560		(12,639)

Loss from discontinued operations, net of tax	(4,856)	—	4,856	—	—	—		—		—

Net Loss	(17,178)	750	4,856	(11,572)	(1,575)	(52)		560		(12,639)

Net Loss Attributable to Non-controlling Interest	(305)	305	—	—	—	—		—		—

Net Loss Attributable to Common Stockholders	$(16,873)	$445	$4,856	$(11,572)	$(1,575)	$(52)		$560		$(12,639)

Net Loss Per Share - Basic and Diluted

Continuing Operations	$(0.98)									$(0.10)

Discontinued Operations	$(0.40)									$—

Net Loss Per Share - Basic and Dilutive	$(1.38)									$(0.10)

Weighted Average Shares Outstanding
Basic and Diluted	12,238,684									124,854,122

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2022

(in thousands, except share and per share amounts)

	INPX (Historical)	Pro Forma Adjustments for Divestiture of Shoom, SAVES, and Game Your Game	Spin-Off of CXApp	INPX Pro Forma As Adjusted	XTI (Historical)	Transaction Accounting Adjustments		Autonomous Entity Adjustments		Pro Forma Combined
		Note 1	Note 2
Revenues	$10,948	$(4,839)	$—	$6,109	$—	$—		$—		$6,109
Cost of revenues	3,425	(1,304)	—	2,121	—	—		—		2,121
Gross profit	7,523	(3,535)	—	3,988	—	—		—		3,988

Operating expenses:
Research and development	8,338	(3,854)	—	4,484	2,964	—		—		7,448
Sales and marketing	3,876	(1,662)	—	2,214	729	—		—		2,943
General and administrative	15,520	(1,466)	—	14,054	10,669	2,082	EE	(1,169)	AA	25,636
Acquisition-related costs	410	—	—	410	—	20,032	CC	—		20,442
Impairment of goodwill	6,659	(5,476)	—	1,183	—	—		—		1,183
Amortization of intangibles	1,526	(639)	—	887	—	305	BB	—		1,192
Total operating expenses	36,329	(13,097)	—	23,232	14,362	22,419		(1,169)		58,844

Loss from operations	(28,806)	9,562	—	(19,244)	(14,362)	(22,419)		1,169		(54,856)

Other income (expense):
Interest income (expense), net	(677)	77	—	(600)	(790)	—		—		(1,390)
Loan cost amortization	—	—	—	—	(88)	—		—		(88)
Income from stock option forfeitures	—	—	—	—	14,470	—		—		14,470
Change in value of warrant liability	—	—	—	—	12	—		—		12
Change in value of Xeriant obligation	—	—	—	—	331	(331)	DD	—		—
Other expense, net	693	(71)	—	622	—	—		—		622
Unrealized loss on equity method investment	(1,784)	—	—	(1,784)		—		—		(1,784)
Unrealized gain/(loss) on equity securities	(7,904)	—	—	(7,904)	—	—		—		(7,904)
Total other income (expense)	(9,672)	6	—	(9,666)	13,935	(331)		—		3,938

Net Loss from continuing operations, before tax	(38,478)	9,568	—	(28,910)	(427)	(22,750)		1,169		(50,918)
Income tax provision	249	36	—	285	—	—		—		285
Net Loss from continuing operations	(38,229)	9,604	—	(28,625)	(427)	(22,750)		1,169		(50,633)

Loss from discontinued operations, net of tax	(28,075)	—	28,075	—	—	—		—		—

Net Loss	(66,304)	9,604	28,075	(28,625)	(427)	(22,750)		1,169		(50,633)

Net Loss Attributable to Non-controlling Interest	(2,910)	2,910	—	—	—	—		—		—

Net Loss Attributable to Stockholders	(63,394)	6,694	28,075	(28,625)	(427)	(22,750)		1,169		(50,633)
Accretion of Series 7 Preferred Stock	(4,555)	—	—	(4,555)	—	—		—		(4,555)
Accretion of Series 8 Preferred Stock	(13,090)	—	—	(13,090)	—	—		—		(13,090)
Deemed dividend for the modification related to Series 8 Preferred Stock	(2,627)	—	—	(2,627)	—	—		—		(2,627)
Deemed contribution for the modification related to Warrants issued in connection with Series 8 Preferred Stock	1,469	—	—	1,469	—	—		—		1,469
Amortization premium - modification related to Series 8 Preferred Stock	2,627	—	—	2,627	—	—		—		2,627
Net Loss Attributable to Common Stockholders	(79,570)	$6,694	$28,075	(44,801)	(427)	(22,750)		1,169		(66,809)

Net Loss Per Share - Basic and Diluted
Continuing Operations	$(22.08)									$(0.54)
Discontinued Operations	$(12.04)									$—
Net Loss Per Share - Basic and Dilutive	$(34.12)									$(0.54)

Weighted Average Shares Outstanding
Basic and Diluted	2,332,041									124,854,122

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1. Basis of Presentation

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination. The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination and related transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of XTI and Inpixon and subsidiaries.

Unaudited Pro Forma Condensed Combined Balance Sheet

Note 1: Derived from the balance sheet items as of March 31, 2023 of Shoom, SAVES, and Game Your Game that will be divested in tandem with the Business Combination.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Three Months Ended March 31, 2023

Note 1: Derived from the statement of operations of Shoom, SAVES, and Game Your Game for the three months ended March 31, 2023.

Note 2: To remove discontinued operations related to the CXApp spin-off which was completed in March 2023. Derived from the unaudited condensed consolidated statement of operations of Inpixon and its subsidiaries for the three months ended March 31, 2023, as presented in the Company’s quarterly 10-Q filing.

For the Year Ended December 31, 2022

Note 1: Derived from the statement of operations of Shoom, SAVES, and Game Your Game for the year ended December 31, 2022.

Note 2: To remove discontinued operations related to the CXApp spin-off which was completed in March 2023.

Note 2. Accounting Policies and Reclassifications

Upon consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of Legacy XTI. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

Note 3. Estimated Purchase Price Consideration

Estimated purchase price of approximately $8,628 thousand related to the Business Combination is comprised of the following components:

Fair value of Common Stock	$7,128
Fair value of Warrants	1,500
Total Equity Consideration	$8,628

The Fair value of common stock of approximately $7,128 included in the total equity consideration is based on Inpixon’s closing share price of $0.1599 on July 18, 2023. The fair value of common stock included in estimated purchase price will change based on fluctuations in the share price of Inpixon’s common stock and the number of equity instruments held by preexisting shareholders of Inpixon on the closing date.

The Business Combination will be considered a reverse acquisition. As such, the acquisition-date fair value of the consideration transferred is calculated based on the number of equity interests held by Inpixon’s preexisting shareholders and retained post-combination. The Company determined the estimated fair value of common stock included in consideration to be calculated based on the Inpixon’s common stock outstanding of 44,582,765 multiplied by the price of Inpixon’s common stock on July 18, 2023. The Company determined the stock price of Inpixon will be utilized in determining fair value as it is more reliably measurable than the value of the Legacy XTI’s (accounting acquirer) equity interests given it is not a publicly traded entity prior to the Business Combination.

The fair value of certain consideration related to additional warrants to purchase Inpixon common stock outstanding immediately prior to the consummation of the Business Combination and equity incentive awards which will remain outstanding with the Resulting Company were not deemed to be significant and were not included in the purchase price consideration for pro forma purposes.

The fair value of common stock included in the estimated purchase price will depend on the market price of the Inpixon’s common stock when the Business Combination is consummated. The Company believes that a 10% fluctuation in the market price of its common stock is reasonably possible based on historical volatility, and the potential effect on purchase price would be:

	Company's share price	Fair Value of Common Stock Included in Consideration (in thousands)	Total Equity Consideration (in thousands)
As presented	$0.1599	$7,128	$8,628
10% increase	$0.1759	$7,841	$9,341
10% decrease	$0.1439	$6,415	$7,915

Note 4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and related transactions and has been prepared for informational purposes only.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and related transactions and has been prepared for informational purposes only. The Company has elected not to present management adjustments and will only be presenting transaction accounting adjustments and autonomous entity adjustments in the unaudited pro forma condensed combined financial information. The autonomous entity adjustments are management estimates to reflect costs of the IIoT business line being a standalone entity.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statement of operations are based upon the number of shares of New XTI Common Stock outstanding, assuming the Business Combination and related transactions occurred on January 1, 2022.

Pro Forma Adjustments for Subsequent Inpixon Equity Transactions

The pro forma adjustments for subsequent Inpixon equity transactions represent significant transactions completed by the Company subsequent to March 31, 2023 as follows:

A.	To account for the issuance of $1,500 thousand liability classified warrants by Inpixon on May 17, 2023 with gross proceeds of $1,500 thousand.

B.	To account for the issuance of 19,326,522 shares of common stock issued by Inpixon at various dates between April 19, 2023 to June 22, 2023 with gross proceeds of approximately $5,595 thousand.

C.	To account for the issuance of 8,777,991 shares of common stock issued by Inpixon at various dates between April 3, 2023 to July 13, 2023 related to the conversion of debt of approximately $2,271 thousand.

Pro Forma Adjustments for Subsequent XTI Financing Transactions

The pro forma adjustments for subsequent XTI financing transactions represent significant transactions completed by XTI subsequent to March 31, 2023 as follows:

D.	To account for the issuance of replacement convertible notes to existing convertible note holders on May 9, 2023 with incremental gross proceeds of approximately $450 thousand. The note is expected to be converted to equity at the close of the Business Combination and is subsequently accounted for with the pro forma adjustment in Note K.

E.	To account for the issuance of 144,000 shares of common stock and 90,000 equity classified warrants on May 9, 2023 with gross proceeds of approximately $180 thousand.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The transaction accounting adjustments included in the unaudited pro forma condensed combined balance sheet as of March 31, 2023 are as follows:

F.	To settle XTI’s obligation related to Brody’s 2021 Promissory Note with a principal balance of of $1,007 thousand and accrued interest of $51 thousand as of March 31, 2023, which will be settled at the closing of the Business Combination. The principal and accrued interest will be settled through cash payment of $558 thousand and issuance of common shares of the Resulting Company at fair value of $500 thousand. The total amount settled through cash and issuance of common shares was approximately $1,058 thousand.

G.	To eliminate the promissory note of $300 thousand and associated accrued interest of approximately $2 thousand entered into by Inpixon and Legacy XTI as of March 31, 2023. The total amount of $302 thousand will be accounted for as an intercompany transaction and eliminated upon consolidation of the Resulting Company. Interest income is reflected net of interest expense on the Unaudited Pro Forma Condensed Combined Statement of Operations, and no pro forma adjustment is required.

H.	Represents estimated non-recurring transaction costs of approximately $19,032 thousand that are expected to be incurred subsequent to March 31, 2023. The estimated transaction costs are inclusive of advisory, banking, printing, legal and accounting fees, as well as employee incentive amounts incurred in connection to the Business Combination. Total estimated transaction costs expected to be incurred by Inpixon and Legacy XTI in connection with the Business Combination are estimated of to be $16,868 thousand and $3,775 thousand, respectively. As of March, 31, 2023, $1,611 thousand of the total combined estimated costs of $20,643 thousand were accrued by Legacy XTI and was not included in the pro forma adjustment. As such, the pro forma adjustment related to Legacy XTI represents accrued transaction costs of $2,164 thousand. Inpixon estimated transaction costs to be incurred subsequent to March 31, 2023 are expected to paid at the close of the Business Combination and therefore $16,868 thousand is reflected as a pro forma adjustment to cash.

I.	Represents the issuance of common stock to Maxim Group, LLC as payment for its services associated with the Business Combination, which have a fair value of approximately $1,000 thousand.

J.	Represents adjustments for the estimated preliminary purchase price allocation for the Business Combination. The preliminary calculation of total consideration is presented below as if the Business Combination was consummated on March 31, 2023:

Fair Value (in thousands)
Equity consideration(1)	$8,628
Total consideration	$8,628

Assets acquired:
Cash and cash equivalents	$10,000
Accounts receivable	1,490
Notes and other receivables	430
Inventory	1,751
Prepaid assets and other current assets	2,691
Property and equipment	365
Other assets	689
Tradename & trademarks	1,084
Proprietary technology	3,608
Customer relationships	2,301
In-process research and development	530
Goodwill	5,536
Total assets acquired	30,475

Liabilities assumed:
Accounts payable	1,353
Accrued liabilities	4,103
Operating lease obligation	496
Deferred revenue	628
Warrant liability	1,500
Short term debt	13,767
Total liabilities assumed	21,847
Estimated fair value of net assets acquired	$8,628

(1)	See Note 3

Below is a summary of intangible assets identified and acquired in the Business Combination based on the preliminary purchase price allocation and the resulting adjustments to recognize the step-up in basis:

Identified Intangible Assets (in thousands)	Fair Value	Fair Value Adjustment	Useful Life (Years)
Tradename & trademarks	$1,084	$965	5.00
Proprietary technology	3,608	1,992	7.00
Customer relationships	2,301	1,387	5.00
In-process research and development	530	530	Indefinite
IP Agreement	—	(62)	N/A
Non-complete Agreements	—	(99)	N/A
Total	$7,523	$4,713

Approximately $5,536 thousand has been allocated to goodwill pursuant to the preliminary purchase price allocation. Goodwill will not be amortized, but instead will be tested for impairment at least annually or more frequently if certain indicators are present. In the event that the value of goodwill or other intangible assets have become impaired, an accounting charge for impairment during the period in which the determination is made may be recognized.

This adjustment also eliminates the pro forma historical equity of Inpixon of approximately $7,476 thousand in accordance with the acquisition accounting at closing. This adjustment also reflects the issuance incremental issuance of 38,917,345 shares of Resulting Company Common Stock, which represents total 73,705,369 shares of Resulting Company Common Stock to preexisting XTI shareholders less 34,788,024 shares outstanding as of Legacy XTI that were cancelled and replaced. Additionally, this adjustment accounts for the merger consideration in excess of common stock at closing as additional paid-in capital.

K.	Represents the conversion of XTI’s convertible notes and promissory notes and associated accrued interest to equity with a fair value of approximately $4,444 thousand at the date of the Business Combination. The pro forma adjustment reduces the principal balance and accrued interest balance in the amount of $3,878 thousand and $566 thousand, respectively. The only debt expected to remaining outstanding from Legacy XTI is related to Denehy Note convertible note which had a principal and accrued interest balance of $1,255 thousand and $265 thousand, respectively, as of March 31, 2023. The Denehy Note will be come due in December 2026. As well as, a promissory note that had a principal and accrued interest balance of $125 thousand and $1 thousand, respectively, as of March 31, 2023. The promissory note is due within 30 days of closing of the Business Combination or in January 2024, whichever occurs first.

L.	Represents the conversion of XTI’s Xeriant liability to equity of approximately $5,413 thousand on the consummation of the Business Combination.

M.	Represents the conversion of Inpixon’s short term debt to equity related to the Solutions Divestiture of approximately $1,203 thousand prior to consummation of the Business Combination.

N.	Represents the acceleration of XTI’s share based compensation expense as a result of the Business Combination. In March 2023, XTI granted 3,050,000 to members of the management team that have certain performance- based vesting conditions that will vest on the consummation of the Business Combination. As a result, XTI will incur additional share-based compensation expense at the time of the Business Combination. A pro forma adjustment of approximately $2,082 thousand was recorded to additional paid-in capital and retained earnings to account for the acceleration of expense due to the consummation of the Business Combination.

Autonomous Entity Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The autonomous entity adjustments included in the unaudited pro forma condensed combined balance sheet as of March 31, 2023 are as follows:

O.	To account for the payment of accrued transaction costs of approximately $2,075 thousand related to the CXApp spin-off which was completed in March 2023 and is required to be settled by Inpixon prior to the consummation of the Business Combination.

Autonomous Entity Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The autonomous entity adjustments included in the unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2023 and the year ended December 31, 2022 are as follows:

AA.	Represents the removal of Inpixon’s CEO, CFO, and internal legal council costs for the three months ended March 31, 2023 and the year ended December 31, 2022 of approximately $560 thousand and $1,169 thousand, respectively, as these costs will not be incurred by the Resulting Company.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The transaction accounting adjustments included in the unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2023 and the year ended December 31, 2022 are as follows:

BB.	Represents incremental adjustments to intangible asset amortization for the step-up in basis of intangible assets subject to amortization acquired in the Business Combination assuming the Business Combination occurred on January 1, 2022. The following table is a summary of information related to certain intangible assets acquired, including information used to calculate the amortization expense for each period presented:

			Amortization for Period
Identified Intangible Assets (in thousands)	Fair Value	Years of Amortization	Three Months Ended March 31, 2023	Year Ended December 31, 2022
Tradename & trademarks	$1,084	5.00	$54	$217
Proprietary technology	3,608	7.00	129	515
Customer relationships	2,301	5.00	115	460
In-process research and development	530	Indefinite	—	—
Total amortization expense			$298	$1,192

CC.	Reflects the estimated transaction costs of approximately $21,643 thousand to be expensed as if incurred on January 1, 2022, the date the Business Combination occurred for the purposes of the unaudited pro forma condensed combined statement of operations. This is a non-recurring item. Below represents a summary of the transaction costs associated with the Business Combination (in thousands).

Third party fees (legal, accounting, investment, etc.)	$2,300
Bonuses/incentives in connection with Business Combination	1,475
Estimated Legacy XTI transaction costs	3,775

Third party fees (legal, accounting, investment, etc.)	2,000
Bonuses/incentives in connection with Business Combination	12,126
Severance packages in connection with Business Combination	2,742
Estimated Inpixon transaction costs	16,868
Resulting Company transaction costs (Maxim Group, LLC)	1,000
Total Estimated Transaction Costs	$21,643

Of the amounts above approximately $1,611 thousand had previously been expensed. As such, $20,032 thousand was expensed on the statement of operations. See Note H and Note I for pro forma adjustments related to accounting of additional transaction costs expected to be incurred subsequent to March 31, 2023 on the Balance Sheet.

DD.	Represents adjustment to remove the change in fair value related to Legacy XTI’s Xeriant obligation which is to be converted into equity at the time of the Business Combination. The Change in fair value for the three months ended March 31, 2023 represented a gain of $26 thousand. The change in fair value for the year ended December 31, 2023 represented a loss of $331 thousand.

EE.	Represents adjustment to record addition shared-based compensation expense of approximately $2,082 thousand due to certain performance-based vesting conditions being met due to the Business Combination. See Note N for additional details.

Note 5. Net Loss per Share

Net loss per share was calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination and the related transactions, assuming the shares were outstanding since January 1, 2022. As the Business Combination and the related transactions are being reflected as if they had occurred at the beginning of the earliest period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination and related transactions have been outstanding for the entirety of all periods presented.

The unaudited pro forma condensed combined financial information has been prepared for the three months ended March 31, 2023 and for the year ended December 31, 2022:

	Three Months Ended March 31, 2023 (1)	Year Ended December 31, 2022 (1)
	Common Stock	Common Stock
Pro forma net loss	$(12,639)	$(66,809)
Weighted average shares outstanding - basic and diluted	124,854,122	124,854,122
Pro forma net loss per share - basic and diluted	$(0.10)	$(0.54)
Excluded securities:(2)
Options	340,689	340,689
Warrants	153,846,260	153,846,260
Convertible preferred stock	127	127

(1)	Pro forma net loss per share includes the related pro forma adjustments as referred to within the section “Unaudited Pro Forma Condensed Combined Financial Information.”

(2)	The potentially dilutive outstanding securities were excluded from the computation of pro forma net loss per share, basic and diluted, because their effect would have been anti-dilutive. The total amount of dilutive warrants include 150 million warrants that were issued in May 2023.